Filed by PLX Technology, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Commission File No. 333-181571

Subject Company: PLX Technology, Inc.
Commission File No. 000-25699

LETTER TO CUSTOMERS

July 12, 2012

To Our Valued Customers:

On May 7, 2012, in connection with the previously announced merger agreement between PLX Technology, Inc. (“PLX”) and Integrated Device Technology, Inc. (“IDT”), dated April 30, 2012, IDT and PLX made premerger filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with the Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice.  On July 6, 2012, IDT and PLX each received a request for additional information from the FTC (the “Second Request”).  This Second Request extends the waiting period applicable to the exchange offer under the HSR Act, which was set to expire on July 6, 2012 at 11:59 p.m., New York City time.  The waiting period is extended until 11:59 p.m., New York City time, on the thirtieth day (or the next business day) after both IDT and PLX substantially comply with the Second Request, as specified by the HSR Act and the implementing rules.

This transaction brings together two leading companies with complementary strategic visions and product technologies, along with a shared commitment to customer satisfaction.  By joining forces, we have a tremendous opportunity for growth based on mutual strengths and experience in system-level innovations that optimize customer applications.

Until the transaction closes, it is business as usual with each company operating independently.  We encourage you to continue to use existing contacts for customer service, support and sales.  Our primary objective during the transaction is to maintain superior levels of customer support and ensure you, the customer, remain the focus of our attention.

Our energy and resources will focus on making this transition as seamless as possible, while we continue to deliver new and innovative solutions.  We appreciate your trust and we will continue to work hard to earn your business.  If you have any questions or concerns, please do not hesitate to contact me directly.

Regards,

Gene Schaeffer
EVP Worldwide Sales

Additional Information
These materials are for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer with respect to the acquisition of PLX will only be made through the prospectus, which is part of the registration statement on Form S-4, which contains an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer, as well as the Tender Offer Statement on Schedule TO (collectively, and as amended and supplemented from time to time, the “Exchange Offer Materials”), each initially filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT on May 22, 2012. The registration statement has not yet become effective. In addition, PLX filed with the SEC on May 22, 2012 a solicitation/recommendation statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) with respect to the exchange offer. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions because these documents contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents, as filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT or PLX, at the SEC’s website at www.sec.gov. In addition, such materials will be available from IDT or PLX, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).

Forward-Looking Statements

Certain statements above may contain forward-looking statements relating to PLX and/or IDT, including their expectations for IDT’s proposed acquisition of PLX. All statements included herein concerning activities, events or developments that PLX expects, believes or anticipates will or may occur in the future are forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: uncertainties as to the timing of the exchange offer and the subsequent merger; uncertainties as to how many of PLX’s stockholders will tender their shares of common stock in the exchange offer; the risk that competing offers or acquisition proposals will be made; the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals); the risk that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the exchange offer or the merger may result in significant costs of defense, indemnification and liability; the risk that PLX’s or IDT's business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the companies will not be integrated successfully; the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; and other economic, business and competitive factors affecting the businesses of PLX and IDT generally, including those set forth in the filings of PLX and IDT with the SEC from time to time, including their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings.  These forward-looking statements speak only as of the date of this communication and PLX does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.